Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

GARY J. WOLFE PARTNER (212) 574-1223 wolfe@sewkis.com	TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

                                                                                          October 26, 2018
VIA EDGAR
Ms. Heather Clark
Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Ship Finance International LTD Form 20-F for the Year Ended December 31, 2017 Form 6-K furnished February 28, 2018 File No. 001-32199

Dear Ms. Clark:
On behalf of Ship Finance International Limited, (the "Company"), we submit this response to your letter dated May 30, 2018, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided comments relating to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2017 and Form 6-K furnished February 28, 2018. The Company's responses, together with the Staff's comments, are set forth below.
Following calls with the staff on August 9, 2018, August 10, 2018 and September 24, 2018 the Company confirms that it will make the following changes in future filings of its press releases:
1.          Charter hire:
a.	The Company confirms that this is a metric figure rather than a non-GAAP measure, and essentially represents amounts billable by the Company and its 100% owned unconsolidated subsidiaries.
b.	The description of this will be changed from "Charter hire revenue" to "Charter hire" to avoid any connection to any GAAP or non-GAAP measure.
c.	Total charter hire will be split in the Selected Key Data table between the Company and its 100% owned unconsolidated subsidiaries and totaled.
d.	A footnote will be added to explain what Charter hire represents.

2.          Adjusted EBITDA:
a.
The Company confirms that Adjusted EBITDA is used by the Company as a non-GAAP liquidity rather than a performance measure and as such will be reconciled to "Net cash provided by operating activities" as presented in the cashflow statement rather than "Net income" as presented in the Income Statement.

b.	Adjusted EBITDA will be separately presented for the Company and its 100% owned unconsolidated subsidiaries and will not be totaled.

3.          Income statement presentations:
a.
"Revenue classified as repayment of investment in finance leases" as described in historic press releases will be removed from the income statement of both the Company and Associates and a footnote explanation will be added.

b.	"Charter Revenues – finance lease" will be presented net of charter hire treated as "Repayment of investment in finance leases".

4.          Non-GAAP measures general:
a.	A description of non-GAAP measures used by the Company will be added to the Company's press releases making clear that they do not represent GAAP measures.
b.	Each non-GAAP measure described will include an explanation of why its presentation and inclusion is important to the Company and its investors.
c.	The Company will ensure that GAAP measures will be presented more prominently than any non-GAAP measure in the Company's press releases going forward.

Ms. Heather Clark
October 26, 2018

*****

If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223 or Keith Billotti at (212) 574-1274.
Sincerely

/s/ Gary J. Wolfe
Gary J. Wolfe

cc:	Beverly A. Singleton Claire Erlanger Division of Corporate Finance Securities and Exchange Commission Harald Gurvin Chief Financial Officer Ship Finance Management AS